

INVEST IN **TENDER LOVING EMPIRE**

Scalable Retail with a Positive Community Impact

tenderlovingempire.com Portland, OR

Highlights

1. TLE operates 7 stores - in the PNW with revenue of $7.8m in 2024 at a 62% gross margin

2. TLE has grown 13X in the last 10 years, adding $3 million in revenue since the pandemic.

3. Cracked the code of scaling handmade retail via our house brand products which generate a 75% margin

4 Long term leases for two stores at the Portland airport and one at the Seattle-Tacoma Airport.

5 We make a meaningful impact on the 500+ makers we represent, generating $20m+ for them since 2007.

6 We are an evergreen, cash-flowing, proven concept with an experienced team. No pie in the sky here.

Featured Investors



Sharon Soliday in Follow Invested $50,000

Started, grew, and sold a multimillion dollar educational staffing company. CEO for 17 years. Currently mentoring young entrepreneurs & writing

"What drew me in was the ripple effect. Every TLE store supports hundreds of other small businesses, artists, and creatives — and that impact multiplies as the brand grows. This is more than just a retail investment — it's an investment in the infrastructure of a more creative, equitable economy. TLE has become a cornerstone of Portland , successfully expanded into a new market with their SeaTac store and I'm excited to see what else they can accomplish."



Kristi McFarland in
Syndicate Lead
Follow Invested $50,000

Retail, food and consumer products leadership, former Co-President New Seasons Market. I serve on two boards and support alternative ownership models.

"I invested in Tender Loving Empire because they have proven that a thriving local artist community and a thriving retail business can grow together. There is a creative person behind every product in a TLE store - a maker, a musician, a designer. Not an algorithm, a real person. Tender Loving Empire is the platform to connect customers and makers, and the company's growth and resilience through downturns is evidence of the demand customers have for a human retail experience. Tender Loving Empire stands out among other retailers as entirely different: a profitable, multi-location, multi-channel, growth-oriented company with a soul. It's rare to find an investment that has both strong financial fundamentals and a mission that actually matters. I invested because I believe in this model of ethical, community-powered retail and its

future for continued expansion and success."



Other investors include Ryan Snyder, Matt Smith

Our Team



Brianne Mees CEO

Our fearless leader! Brianne's relentless passion for small businesses and makers, along with her vision for what TLE could be has taken us from 1 store and $50k rev in 2007 to 7 stores and $8m+ revenue in 2025, all without outside investment.



Jared Matthew Mees Business Development / TLE Records President

A creative visionary and relationship builder. Jared guided us through 3 successful airport builds, beating out national brands in highly competitive RFPs. He founded and manages TLE Records, guiding the careers of dozens of nationally touring artists.



Laura Bien Director of Operations

The master of ceremonies and the glue that holds us together. Besides managing 60+ people in two states and wrangling retail and warehouse operations, Laura also advises on strategy. Before TLE, Laura spent 9 years in operations at Salt & Straw

Scalable retail that helps communities thrive




TENDER LOVING EMPIRE
Get in ya'll,
we're going shopping.

Dear Future Investor,

Hi, we're Brianne and Jared Mees, co-founders of **Tender Loving Empire** — a Portland-based company proving that retail can be **successful, scalable, *and* socially conscious.**

Since 2007, we've grown from a tiny consignment shop with just $50K in first-year sales into 7 thriving retail stores across two states that employs 65 people and generated nearly **$8 million in revenue in 2024.** But beyond the numbers, we're driven by a mission: to support artists, makers, and creative small businesses — while building a business that strengthens the communities we serve.

Small businesses and independent makers are an essential part of every great city. But too often, we see big box stores extracting from local communities, or worse, stealing from artists and undercutting their value. We believe there's a better, more regenerative way.

What if success in retail actually strengthened local economies? What if it uplifted makers, paid them fairly, and turned shopping into an investment in community? This is Tender Loving Empire's mission.

Over the last 18 years, we've become a launchpad for hundreds of artists and brands, paying out **over $20 million** into the creative economy — helping people quit day jobs, hire teams, and grow into national brands. Our proven model combines thoughtful curation and fair purchasing practices with in-house product design, allowing us to maintain strong margins while taking care of makers.

This is not a startup. It's a thriving, mission-driven business that's grown **13X**

in the last decade and has grown **$3m in annual revenue since the pandemic.**

Now, we're raising funds on Wefunder to expand into high-traffic retail spaces, scale e-commerce and wholesale, and increase our brand impact - all with the purpose of furthering our mission to support makers, artists and small businesses.

As an investor in TLE, you have the potential to earn your money back with interest after 5 years or convert to equity and take the ride with us.

If you believe in artists getting paid fairly, in responsible commerce with meaning, and want to be part of a business with heart, traction, and vision — we'd love to have join us.

With gratitude,

Brianne & Jared Mees

Co-founders, Tender Loving Empire

✨ HOW IT STARTED

In 2007, we started Tender Loving Empire with a simple mission: to support artists and creative small businesses, while inspiring our community. We began as a tiny consignment shop in an out of the way location selling the art of about 25 artists. We started a record label to put out the music our friends were making, silkscreening the covers and burning the CDs by hand. That first year we were proud to have made $50k in sales. We worked the counter 9 hours a day, 6 days a week for three years, we took pride in knowing every artist by name, in paying artists accurately and on time and in making sure every customer who walked through the door left with a smile.



How It Started
· Lots of passion
· One tiny store
· $50k sales in year one
Empower & Support Creatives
HOW WE LIVE
EXPANDING
TENDER LOVING EMPIRE
ART · TUNES · WORDS


OUR MISSION
Delight & Inspire Patrons
Enrich & Fulfill Employees

💖 HOW IT'S GOING

We've grown considerably, but growth hasn't changed our mission—it's amplified it. TLE now operates 7 stores in 2 states and employs 65 amazing humans. We have headquarters and an event space in SE Portland and three of our locations are high volume airport locations at the Portland Airport and the Seattle-Tacoma Airport.

TLE's significant growth has allowed us to proudly pay over $20 million and counting to the artists, makers and small businesses we set out to support.


How It's Going
· 7 locations across 2 states
· ~$8 million in revenue in 2024
· $20 million paid back to the creative & small business community
WEST END
HAWTHORNE
NW 23RD
BRIDGEPORT VILLAGE
TENDER LOVING EMPIRE
PDX-D
PDX-E
SEATAC
HQ & EVENT SPACE




Yes, Tender Loving Empire is rooted in purpose.
But make no mistake — this is also a business success story and we want to give our community of friends, family, customers and supporters the opportunity to share in our success.

We've grown 13X in the last 10 years, and since the pandemic, we've grown 40%, adding $3 million in new revenue from 2021 to 2024. And there's a lot more opportunity from here.


Continued Growth
10,000
8,000
6,000
4,000
2,000
REVENUE
(in $000s)
Opened Hawthorne Store
$586
2 STORES
2014
Opened NW 23rd Store
$1,298
3 STORES
2015
$1,727
3 STORES
2016
Opened PDX-D Store
$3,057
4 STORES
2017
Opened Bridgeport Village Store
$4,127
5 STORES
2018
Expanded West End
$4,913
5 STORES
2019
COVID Year
$2,258
5 STORES
2020
Opened PDX-E Store
$5,210
6 STORES
2021
Opened TLE HQ
$6,776
6 STORES
2022
$6,868
6 STORES
2023
Opened SeaTac
$7,800
7 STORES
2024
YEAR

💸 So why invest in Tender Loving Empire?

So glad you asked!

Why invest in Tender Loving Empire?

Because TLE has a proven track record.



- **18 years** in business
- Proven **ability to navigate** growth and change management
- Proven ability to secure **highly competitive leases**
- Proven **ability to weather** international and local challenges (while competitors have not)
- **Impressive revenue growth story**—even coming out of the pandemic

Why invest in Tender Loving Empire?

Because TLE is poised for more growth.



- A track record of choosing the **best retail locations** and creating winning lease proposals.
- Will open two more high **revenue retail locations** the next 3-4 years
- In 4-5 years, TLE will be **ready to expand** across multiple markets to make the same community impact it has in the PNW.
- Current stores have **room to grow** as Portland makes its comeback.

Why invest in Tender Loving Empire?



Because TLE is the only retailer we know of that has been able to scale handmade, small-batch retail



- Most boutique shops with similar product mixes remain a single-location, mom and pop model.
- TLE has been able to scale while staying fair to our vendors and maintaining quality
- We have scaled by combining our own high-margin best-selling line of products with the items from our small-batch vendors
- Our overall gross margin is 63%



59% Independent Makers
58% gross margin
37% House Brands
78% gross margin
04% TLE Records
60% gross margin

Why invest in Tender Loving Empire?

Because TLE has multiple revenue streams with growth opportunity

- **WEB:** TLE has focused growth on brick and mortar, but web is a huge opportunity for growth. Current web sales only make up 3% of our overall sales and with the right strategy, we think it could be 20-30% of our overall sales.
- **WHOLESALE:** TLE wholesales its house brand line through Faire.com. With little effort, we made $238k wholesaling our products in 2024 and saw 25% YOY growth. With more inventory and marketing, we can achieve much greater results.
- **B2B GIFTING:** With a dedicated sales person and web upgrades for ordering simplicity, this vertical has a lot more opportunity.
- **TLE RECORDS:** Over the years we've released over 100 records by dozens of artists and have licensed nearly 1000 tracks and counting. Our catalog generated ~$250k in 2024 and has significant potential as both a profit driver and marketing engine in the future.



Why invest in Tender Loving Empire?



Because Portland is the proving ground, but other communities need a retail ecosystem like TLE.



- TLE has become the **lifeblood of hundreds of makers and small businesses** in the PNW. TLE is important economically and culturally to Portland.
- In a few years, our values-based, regenerative retail model can be replicated in other markets outside of the PNW to support **healthy and vibrant communities nationwide**.
- In addition to our stores and website, our model uses events like rock shows, family creativity festivals, learning events, maker popups and other activations to **help our community thrive.** What other retailer can truly build community?
- Investing in TLE **makes you a hero** for hundreds of small businesses.

Why invest in Tender Loving Empire?

Because TLE isn't just an idea or a startup.


TENDER LOVING EMPIRE

- This is **not a pie in the sky investment** opportunity into a concept of a business plan or a product that has not hit market yet or a leadership team that has never run a company before.
- This is an investment in a **proven, experienced, cash flowing** company that will be able to take care of our investors with or without an exit in 5 years.
- As partners, we will be as **responsible with our investor's money** as we would be with our own.

Why invest in Tender Loving Empire?

Because we have an established


and experienced management team.
BRIANNE MEES
CO-FOUNDER - CEO
18 years with TLE
JARED MEES
CO-FOUNDER - CEO
18 years with TLE
LAURA BIEN
DIRECTOR OF OPERATIONS
2 years with TLE
TODD STOCKBAUER
FRACTIONAL CFO
5 years with TLE
ANDREW FLETCHER
DIRECTOR OF
PROCUREMENT
8 years with TLE
ABIGAEL WICKS
ART DIRECTOR
9 years with TLE
AUGGIE REBELLO
RETAIL DISTRICT
MANAGER
7 years with TLE
ANGELA SROUFE
ACCOUNTING
MANAGER
2 years with TLE
MICHEL KIM
MARKETING MANAGER
2 years with TLE

📈 Five year growth plan


Projections
Through 2031
REVENUE
14m
12m
10m
8m
6m
4,000
2m
$8m
4% EBITDA
$8.8m
7% EBITDA
$9m
9% EBITDA
Open another
$2 million airport
store mid-year
$10.6m
10% EBITDA
Full year at
8th store
$11.5m
10% EBITDA
Open another
$2 million airport
store mid-year
$13.5m
10% EBITDA
Full year at
9th store
$15m
10% EBITDA
2025
2026
2027
2028
2029
2030
2031
YEAR

Forward-looking projections are not guaranteed.

We will spend 2026 and 2027 maximizing our current operations as our early store-opening loans reach maturity. We will focus on growth of our stores and other current verticals - our e-commerce site, our B2B gifting service, wholesale sales of our house brand and our record label.

In 2026 we will apply to open a 2nd location at the Seattle Airport to open in

In 2026 we will apply to open a 2nd location at the Seattle Airport to open in 2028

In 2029 or 2030, we will open an additional high-grossing store either in the Seattle area or at the Boise airport.

By 2030 or 2031, we are projecting to hit almost $15 million, with a 10% EBITDA.

At that point, we will either pay our investors back with interest, or convert investment to shares of our company for investors can come along on the next growth phase.

Forward-looking statements are not guaranteed.


TENDER LOVING EMPIRE
Beyond 2030 - A Multitude of Opportunities for Expansion
Once we have maximized profitability in the Pacific Northwest with the addition of two more high grossing retail locations, TLE will be primed for further expansion across multiple markets.
Airports would be the target for first locations in each market. Airport locations will reach $1.5 million-$3 million revenue.
The target for each new location is to achieve a 30% contribution margin.
From there we can build a pod model of multiple locations in each market as we have done in Portland.
TLE's other verticals also have growth opportunity: web sales, wholesaling of our house brand products, B2B gifting, TLE Records.

🤩 Why we chose Wefunder; why this is more than investment?

We chose Wefunder because it allows the people who've supported us — customers, artists, friends, and fans — to invest in our shared future.

As an investor, you'll either get your money back with interest after 5 years, or convert to equity, own a piece of Tender Loving Empire and come along

with us for growth beyond 2030. This is a solid financial investment, but it's more than that — it's a culture investment in the creative economy of the Pacific Northwest and beyond. *(not guaranteed)*

If you believe that small businesses are the lifeblood of a community, if you believe in artists getting paid fairly, in keeping dollars in local communities — and in profitable companies that lead with purpose — we'd love to have you with us.

Join us. Invest in creative community and an exciting regenerative retail model.

Invest in Tender Loving Empire.


BELIEVE IN
THE POWER OF
ART & MUSIC
EVOLUTIONS IN
BREAD

Awards

2018 **Portland Business Journal Fastest Growing Oregon Businesses** (#28)

2019 **Portland Business Journal Fastest Growing Oregon Businesses** (#30)

2019 **Inc. 5000** (#1858)

2020 **ICIC Champion of Global Entrepreneurship Award**

2025 **Portland Business Journal Fastest Growing Oregon Businesses** (ranking pending)

Five time winner - **Best Gift Shop in Portland** Willamette Week's Reader's Choice Awards

Featured In

Forbes Condé Nast Traveler Sunset

NYLON Portland Monthly